UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39767

Codere Online U.S. Corp.

(Exact name of registrant as specified in its charter)

7 rue Robert Stümper
L-2557 Luxembourg
Grand Duchy of Luxembourg

+34 91 354 28 19

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Units, each consisting of one share of Class A Common Stock and one-half of one Warrant

Class A Common Stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:                   1*

* On November 30, 2021, upon the consummation of the transactions contemplated by that certain Business Combination Agreement by and among Codere Online U.S. Corp. (formerly DD3 Acquisition Corp. II) (“Codere Online U.S.”), Codere Newco, S.A.U., Servicios de Juego Online S.A.U., Codere Online Luxembourg, S.A., and Codere Online U.S. Corp., Codere Online U.S. became a wholly-owned subsidiary of Codere Online Luxembourg, S.A.

Pursuant to the requirements of the Securities Exchange Act of 1934 Codere Online U.S. Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 14, 2021	By:	/s/ Moshe Edree
Name: Moshe Edree
Title: Director

	By:	/s/ Oscar Iglesias
Name: Oscar Iglesias
Title: Director

	By:	/s/ Gonzalo de Osma
Name: Gonzalo de Osma
Title: Director